UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

Arcos Dorados Holdings Inc.

(Name of Issuer)

Class A Common Stock, no par value

(Title of Class of Securities)

G0457F107

(CUSIP Number)

July 14, 2021

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. G0457F107

1	Names of Reporting Persons TPE Gestora de Recursos Ltda.
2	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☐
3	Sec Use Only
4	Citizenship or Place of Organization Federative Republic of Brazil

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 6,523,122
	6	Shared Voting Power 0
	7	Sole Dispositive Power 6,523,122
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 6,523,122
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	Percent of class represented by amount in row (9) 5.13% (1)
12	Type of Reporting Person (See Instructions) FI, OO

(1)	Based on 127,265,773 shares of Class A Common Stock outstanding as of March 31, 2021, as reported by the Issuer on its Current Report on Form 6-K filed May 12, 2021.

Item 1.

(a)	Name of Issuer: Arcos Dorados Holdings Inc.

(b)	Address of Issuer’s Principal Executive Offices:

Arcos Dorados Holdings Inc.

Dr. Luis Bonavita 1294, Office 501

Montevideo, Uruguay, 11300 WTC Free Zone

Item 2.

(a)	Name of Person Filing:

This Statement on Schedule 13G is filed by TPE Gestora de Recursos Ltda. (the “Reporting Person”) with respect to an aggregate of 6,523,122 shares (the “Shares”) of Class A Common Stock, no par value, of Arcos Dorados Holdings Inc. (the “Issuer”) held directly by FIA TARPON CFJ, LONGFIELD ROAD INVESTMENTS, L.P., TARPON GT MASTER INSTITUCIONAL FIA, TARPON WAHOO FIA, TARPON MASTER FIA, TARPON GT MASTER FIA, MEQUI FIA INVESTIMENTO NO EXTERIOR, TP PARTNERS PUBLIC EQUITIES FUND, L.P. and TP PARTNERS II FUND, LLC (collectively, the “Funds”). The Reporting Person serves as the Investment Advisor of each of the Funds. The Reporting Person, in its capacity as the Investment Advisor of each of the Funds, has the sole power to vote and the sole power to direct the disposition of the Shares.

(b)	Address of Principal Business Office or, if None, Residence:

TPE Gestora de Recursos Ltda.

Av. Magalhães de Castro, 4800

Capital Building (Torre 1), 12th floor

São Paulo-SP

Brazil

(c)	Citizenship:

TPE Gestora de Recursos Ltda.is a Sociedade limitada organized and duly active under the laws of the Federative Republic of Brazil.

(d)	Title and Class of Securities:

Class A Common Stock, no par value

(e)	CUSIP No.:

G0457F107

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b) ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) ☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e) ☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f) ☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g) ☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h) ☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) ☒ A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k) ☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: investment adviser registered with the Comissão de Valores Mobiliários of the Federative Republic of Brazil.

Item 4.	Ownership

(a)	Amount Beneficially Owned: 6,523,122

(b)	Percent of Class: 5.13%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 6,523,122

(ii)	Shared power to vote or to direct the vote: None.

(iii)	Sole power to dispose or to direct the disposition of: 6,523,122

(iv)	Shared power to dispose or to direct the disposition of: None.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of more than Five Percent on Behalf of Another Person.

The Reporting Person is filing this Statement on Schedule 13G with respect to the Shares held directly by the Funds. No Fund is known to have an interest relating to more than 5% of the class of subject securities.

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

Not applicable.

Item 8.	Identification and classification of members of the group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to investment advisers registered with the Comissão de Valores Mobiliários of the Federative Republic of Brazil is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 22, 2021

TPE GESTORA DE RECURSOS LTDA.

By:	/s/ Paulo Henrique Altero Merotti
Name:	Paulo Henrique Altero Merotti
Title:	Director

By:	/s/ Caio Lewkowicz
Name:	Caio Lewkowicz
Title:	Director